Item 77I 	Deutsche Real Estate Securities
Income Fund (a series of Deutsche
Securities Trust (the "Fund"))
Upon the recommendation of Deutsche Investment
Management Americas Inc., the Advisor, the
Fund's Board of Trustees has authorized the Fund's termination and liquidation, effective February 13, 2017 (the "Liquidation Date").